Exhibit 99.3

May 25, 2012

leslie.wong@blakes.com

kelly.castledine@algonquinpower.com

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	New Brunswick Securities Commission

Ontario Securities Commission	British Columbia Securities Commission

Prince Edward Island Securities Office	Autorité des marchés financiers

Re:    Algonquin Power & Utilities Corp.

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on May 25, 2012:

X	Proxy

X	Notice of Meeting/Information Circular

X	Request for Financial Statements Form

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,

Judy Power

Associate Manager, Trust Central Services

sg\CM_AlgonquinPower

c/o Canadian Stock Transfer Company Inc.
CIBC MELLON TRUST COMPANY	P.O. Box 4202, Postal Station A, Toronto, ON M5W 0E4
Tel 416-682-3800 www.canstockta.com

CIBC Mellon is a licensed user of the CIBC trade-mark and certain BNY Mellon trademarks